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                                                                    EXHIBIT 23.2


The Board of Trustees
Archstone Communities Trust:

We consent to the incorporation by reference in the registration statement of Archstone Communities Trust (formerly known as Security Capital Pacific Trust), of our report dated January 31, 1998, except as to note 13 which is as of March 6, 1998, relating to the balance sheets of Archstone Communities Trust as of December 31, 1997 and 1996, and the related statements of earnings, shareholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1997, and the related schedule as of December 31, 1997, which report appears in the December 31, 1997 annual report on Form 10-K of Archstone Communities Trust, and to the reference to our firm under the heading "Experts" in the registration statement.



                             KPMG Peat Marwick LLP


Chicago, Illinois
December 9, 1998